HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart
                                  June 28, 2011


Parker Morrill
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1
            File No. 333-174194

     This  office  represents   Vanguard  Energy  Corporation  (the  "Company").
Amendment No. 2 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated June 9, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

                                                                        Page
                                                                       Number
                                                                       ------

1.     Comment complied with.                                              N/A

2.     Comment complied with.                                              N/A

3.     Comment noted.                                                      N/A

4.     Comment noted.                                                      N/A

5.     We anticipate that quotation of our securities  will begin on, or promptly after,  the effectiveness  of  our
       registration   statement. Paulson Investment Company,
       Inc.,  the   representative  of  the underwriters, will be
       facilitating  the  submission of the Forms 211 with FINRA.
       Paulson will be  submitting  the  Forms  211 with  FINRA in the  near  future.  From a practical  standpoint,  the
       Company will not request  acceleration of the effective
       date of the  registration  statement  unless it is
       reasonably assured  that its  units,  common  stock and
       Class A  Warrants  have been cleared for quotation on the
       OTC Bulletin Board.                                                 N/A

6.     We will notify our security holders regarding the separation of our units though the issuance of a press release and
       publication of a report on Form 8-K in advance of the date our units separate and the common stock and the Class A
       warrants begin to be quoted separately.                             N/A

                                                                        Page
                                                                       Number
                                                                       ------

7.     The statements which are the subject of this comment have
       been removed from the registration statement.                    23, 25

8.     The check mark has been removed from the box which is the
       subject of this comment.                                     Registration
                                                                        Stmt.
                                                                      Cover Page

9.     The sentence which is the subject of this comment has been
       removed from the registration statement.                              2

10.    Please see our revisions to the cover page with respect to the separation of the units. The Class A warrants will
       become separately quotable on the 45th day after the date
       of the prospectus; Paulson Investment Company may, in its
       discretion, determine to separate the units earlier.           Prospectus
                                                                      Cover Page

11.    Please see our revisions to the cover page with respect to exercise date of the representative's warrant. It will
       become exercisable at any time beginning one year after the effective date of the registration statement, and will
       expire on the fifth anniversary of the effective date.         Prospectus
                                                                      Cover Page

12.    Comment complied with.                                                7

13.    Comment complied with.                                               10

14.    Please see our revisions to the risk factor on page 11,
       which has been revised to address the Bulletin Board
       quotation process.                                                   11

15.    This risk factor has been revised such that the word
       "two" has been deleted.                                              12

16.    We have added the amount of underwriters' discount to this section of the prospectus to permit easier computation of
       the net proceeds of this offering.                                   18

17.    Comment complied with.                                           22, 23

18.    Comment complied with.                                           22, 23

19.    Comment complied with.                                               22

20.    Comment complied with.                                               29

21.    Comment complied with.                                           28, 29

22.    Comment complied with.                                       F-19, F-20,
                                                                          F-21

                                                                        Page
                                                                       Number
                                                                       ------

23.    We have revised the pro forma statements to include
       activity since the earliest period available - July 1,
       2009. Reconciliations of the historical and pro forma
       activity, resulting from the Company and the Batson Dome
       Wells having different fiscal years, are included in Note
       2 to the pro forma statements. Lastly, we have clarified
       under Note 2(a) that only the activity prior to the
       acquisition date is added.                                   F-29, F-30,
                                                                          F-31

24.    We have limited the pro forma financial information to
       present statements of revenues and direct operating
       expenses as suggested. As disclosed in the notes to the
       pro forma statements, we have not made any assumptions
       regarding staffing, infrastructure or financings in
       presenting the pro forma financial statements for periods
       prior to the inception of the Company.                       F-32, F-33

25.    Comment complied with.                                     Item 17, II-3,

                                                                   II- 4, II-5

26.    We have revised our opinion to indicate that the
       securities which are being registered have been duly
       authorized and, when sold, will be legally issued.
       Item 601(b)(5) only requires a legal opinion to
       address the legally binding obligations of debt
       securities.                                                    Exhibit 5

27.    Comment complied with.                                         Exhibit 5

28.    We believe that the Company has complied with all
       disclosure requirements of Items 1202 through 1208 of
       Regulation S-K.                                                     N/A

29.    Comment complied with. The reserve report took the
       screening technology into account when estimating the
       Company's reserves.                                                 N/A

30.    Comment complied with. We note, however, that Item
       1202(7) of Regulation S-K does not require the technical
       person primarily responsible for overseeing the preparing
       of the reserves estimate, or the technical person
       primarily responsible for overseeing a reserves audit
       prepared by a third party, to have any particular
       qualifications.                                                      23

31.    Comment complied with.                                        Exhibit 99

32. The total capital expenditures in the reserve report pertain to drilling and completion costs as well as lease operating expenses. The Use of Proceeds from this offering only includes drilling and completion costs since lease operating expenses will be paid from oil sales from producing wells.

                                                                        Page
                                                                       Number
                                                                       ------

       The capitalized expenditures for undrilled wells equate
       to $500,000 per well ($6,500,000 / 13 wells = $500,000).
       The $500,000 cost of drilling and completing a well is
       for a 100% working interest. Since the Company is
       expected to have a 90% working interest in wells
       drilled on the Company's leases, the cost to the
       Company of drilling and completing each well would be
       $450,000 ($500,000 x 90%), which corresponds with the
       amounts shown in the prospectus.                                    N/A


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William Hart

                                           William T. Hart